Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

December 22, 2023

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Registration Statement on Form F-1 Filed November 17, 2023 File No. 333-275626

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth the responses below to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated December 14, 2023 with respect to the Registration Statement on Form F-1 (the “F-1”) filed with the SEC on November 17, 2023 by Able View Global Inc. (the “Company”). Please note that all references of the page numbers in the responses refer to those of the Amendment No. 1 to the Registration Statement on Form F-1 (the “F-1/A”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form F-1, Filed November 17, 2023
Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on cover page of the F-1/A.

2.	We note the significant number of redemptions of your Class B Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class B Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class B Ordinary Share.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on cover page of the F-1/A. To clarify, however, the shares being registered for resale were purchased by the selling securityholders for prices considerably higher than the current market price of the Class B Ordinary Shares, with the exception of the 2,100,650 Class B Ordinary Shares held by HMAC Sponsor (as defined in the F-1/A), which was originally acquired by HMAC Sponsor as the sponsor of HMAC (as defined in the F-1/A), for an average consideration of $1.638 per Class B Ordinary Share.

3.	We note your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please provide cross-references to your detailed discussion of these risks, similar to the disclosure included in your registration statement on Form F-4, filed June 26, 2023.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on cover page of the F-1/A to provide the cross-references.

Summary, page 1

4.	We note that in your Form F-4 registration statement, filed June 26, 2023, you included disclosure describing the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please include similar disclosure in this registration statement, including but not limited to, disclosure on required permissions and permits to operate your business in mainland China and PRC regulations on transferring cash to and from your China based subsidiaries.

Response: In response to the Staff’s comment, the Company respectfully notes that all the risk factors in the risk factors in the Form F-4 registration statement, filed June 26, 2023 (the “F-4”) have already been incorporated directly into the F-1 and F-1/A.

The Company also respectfully notes that it has disclosed in the F-4, F-1, and F-1/A that “[m]ost of the Company’s operations are carried out in Hong Kong” (Page F-37 of footnotes to the audited financial statements of the F-1/A), the vast majority of its income derives from its Hong Kong and Cayman subsidiaries (Page F-40 of the footnotes to the audited financial statements of the F-1/A), and that the “[n]ational laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law” (Risk Factor titled “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations”). Thus, the Company continues to believe that the required permissions, permits, and regulations in mainland China are of less materiality than already disclosed in the F-4, F-1, and F-1/A.

Risk Factors

Risks Related to Able View’s Business and Industry

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing., page 28

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Misters Wenming Mu, Jing Tang and Jun Wang, beneficial owners of over 25% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has expanded this risk factor on page 28 of the F-1/A.

Risks Related to Ownership of Able View’s Securities

Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on..., page 49

6.	Please amend this risk factor, or include an additional risk factor, to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class B Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has expanded the risk factor on page 49 of the F-1/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

7.	We note that the projected revenues for 2023 were $267.6 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and HMAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2023, was approximately $81.6 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company has expanded section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 87 of the F-1/A.

Liquidity and Capital Resources, page 87

8.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class B Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has expanded section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 87 of the F-1/A.

General

9.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page of the F-1/A, and the Risk Factor titled “Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings” on page 49 of the F-1/A.

10.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on page 49 that “[f]uture” sales of your securities may cause the market price of your securities to be adversely affected. This statement should be updated given that this prospectus is facilitating those sales.

●	You state on page 71 that Mr. Zhu is “expected” to become Chairman of the Pubco Board immediately after closing. Please update this disclosure if Mr. Zhu has indeed become the Chairman of the Pubco Board.

Response: In response to the Staff’s comment, the Company has revised such disclosures in the F-1/A, especially in the “MANAGEMENT” section beginning on page 70 of the F-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen

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